As filed with the Securities and Exchange Commission on March 24, 2015

Securities Act Registration No. 333-178516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 10

Horizon Technology Finance Corporation

(Exact name of Registrant as specified in its charter)

312 Farmington Avenue
Farmington, Connecticut 06032

(Address of Principal Executive Offices)

(860) 676-8654

(Registrant’s Telephone Number, Including Area Code)

Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
312 Farmington Avenue
Farmington, Connecticut 06032

(Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann
Dechert LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3313
(202) 261-3016 Facsimile

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check the appropriate box)

☐ When declared effective pursuant to section 8(c)

Explanatory Note

This Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 (File No. 333-178516) of Horizon Technology Finance Corporation, or the Registration Statement, is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, or the Securities Act, solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 10 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 10 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 10 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The Index to Consolidated Financial Statements on page F-1 of the Registration Statement is hereby incorporated by reference.

2. Exhibits

Exhibit No.	Description

(a)	Amended and Restated Certificate of Incorporation (Incorporated by reference to exhibit (a) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(b)	Amended and Restated Bylaws (Incorporated by reference to exhibit (b) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(c)	Not applicable
(d)(1)	Form of Stock Certificate (Incorporated by reference to exhibit (d) of the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(d)(2)	Form of Certificate of Designation for Preferred Stock (Incorporated by reference to Exhibit (d)(2) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(3)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(3) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(4)	Form of Indenture (Incorporated by reference to Exhibit (d)(4) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(5)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(5) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(6)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(6) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(d)(7)	Indenture, dated as of March 23, 2012, between the Registrant and U.S. Bank National Association. (Incorporated by reference to Exhibit (d)(7) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on March 23, 2012)
(d)(8)	First Supplemental Indenture, dated as of March 23, 2012, between the Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit (d)(8) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on March 23, 2012)
(d)(9)	Form of 7.375% Senior Notes due 2019 (included as part of Exhibit (d)(8))
(d)(10)	Statement of Eligibility on Form T-1 (Incorporated by reference to Form T-1 filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on February 7, 2012)
(d)(11)	Indenture, dated as of June 28, 2013, between Horizon Technology Funding Trust 2013-1 and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 of the Registrant’s Quarterly Report on Form 10-Q, filed on August 6, 2013)
(e)	Form of Dividend Reinvestment Plan (Incorporated by reference to exhibit (e) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)

Exhibit No.	Description
(g)	Amended and Restated Investment Management Agreement (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on August 5, 2014)
(h)(1)	Form of Underwriting Agreement for equity securities (Incorporated by reference to Exhibit (h)(1) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(h)(2)	Form of Underwriting Agreement for debt securities (Incorporated by reference to Exhibit (h)(2) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on December 15, 2011)
(h)(3)	Underwriting Agreement, dated as of March 16, 2012, by and among the Registrant, Horizon Technology Finance Management LLC and Stifel, Nicolaus & Company Incorporated, as representative of the several underwriters named therein (Incorporated by reference to Exhibit 1.1 of the Registrant’s Current Report on Form 8-K, filed on March 22, 2012)
(h)(4)	Underwriting Agreement, dated as of July 18, 2012, by and among the Registrant, Horizon Technology Finance Management LLC and Wells Fargo Securities, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (Incorporated by reference to Exhibit (h)(4) of the Registrant’s Registration Statement on Form N-2, File No. 333-178516, filed on July 23, 2012)
(h)(5)*	Underwriting Agreement, dated as of March 19, 2015, by and among the Registrant, Horizon Technology Finance Management LLC, Compass Horizon Partners, L.P. and Keefe, Bruyette & Woods, Inc. and Oppenheimer & Co. Inc., as representatives of the several underwriters named therein
(i)	Not Applicable
(j)	Form of Custody Agreement (Incorporated by reference to exhibit (j) of the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(k)(1)	Form of Administration Agreement (Incorporated by reference to exhibit (k)(1) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(k)(2)	Form of Trademark License Agreement by and between the Registrant and Horizon Technology Finance, LLC (Incorporated by reference to exhibit (k)(2) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(k)(3)	Form of Registration Rights Agreement among Compass Horizon Partners, L.P., HTF-CHF Holdings LLC and the Registrant (Incorporated by reference to exhibit (k)(3) of the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 2, 2010)
(k)(4)	Form of Exchange Agreement by and among Compass Horizon Partners, L.P., HTF-CHF Holdings LLC, Compass Horizon Funding Company LLC and the Registrant (Incorporated by reference to Exhibit(k)(4) of the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed July 19, 2010)
(k)(5)	Promissory Note, dated as of June 3, 2013, by and between Horizon Technology Finance Corporation, as the borrower, and Guggenheim Securities, LLC, as the lender (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on June 3, 2013)
(k)(6)	Amended and Restated Trust Agreement, dated as of June 28, 2013, by and between Horizon Funding 2013-1 LLC and Wilmington Trust, National Association (Incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q, filed on August 6, 2013)
(k)(7)	Sale and Servicing Agreement, dated as of June 28, 2013, by and among the Registrant, Horizon Funding Trust 2013-1, Horizon Funding 2013-1 LLC and U.S. Bank National Association (Incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q, filed on August 6, 2013)

Exhibit No.	Description
(k)(8)	Sale and Contribution Agreement, dated as of June 28, 2013, between the Registrant and Horizon Funding 2013-1 LLC (Incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q, filed on August 6, 2013)
(k)(9)	Note Purchase Agreement, dated as of June 28, 2013, by and among the Registrant, Horizon Funding 2013-1 LLC, Horizon Funding Trust 2013-1 and Guggenheim Securities, LLC (Incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q, filed on August 6, 2013)
(k)(10)	Amended and Restated Loan and Security Agreement, dated as of November 4, 2013, by and among Horizon Credit II LLC, as the borrower, the Lenders that are signatories thereto, as the lenders, and Key Equipment Finance Inc,. as the arranger and the agent (Incorporated by reference to Exhibit 10.14 of the Registrant’s Annual Report on Form 10-K, filed on March 11, 2014)
(k)(11)	Amended and Restated Sale and Servicing Agreement, dated as of November 4, 2013, by and among Horizon Credit II LLC, as the buyer, Horizon Technology Finance Corporation, as the originator and the servicer, Horizon Technology Finance Management LLC, as the sub-servicer, U.S. Bank National Association, as the collateral custodian and backup servicer, and Key Equipment Finance Inc., as the agent (Incorporated by reference to Exhibit 10.15 of the Registrant’s Annual Report on Form 10-K, filed on March 11, 2014)
(k)(12)	Agreement Regarding Loan Assignment and Related Matters, dated as of November 4, 2013, by and among Horizon Credit II LLC, Wells Fargo Capital Finance, LLC and Key Equipment Finance Inc. (Incorporated by reference to Exhibit 10.16 of the Registrant’s Annual Report on Form 10-K, filed on March 11, 2014)
(l)(1)	Opinion and Consent of Squire Sanders (US) LLP, counsel to the Registrant (Incorporated by reference to Exhibit (l) of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(l)(2)	Opinion and Consent of Squire Sanders (US) LLP (Incorporated by reference to Exhibit (l)(2) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on March 23, 2012)
(l)(3)	Opinion and Consent of Squire Sanders (US) LLP (Incorporated by reference to Exhibit (l)(3) of the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, File No. 333-178516, filed on July 23, 2012)
(l)(4)*	Opinion and Consent of Dechert LLP, special counsel to the Registrant
(m)	not applicable
(n)(1)	Consent of independent registered public accounting firm (Incorporated by reference to exhibit (n)(1) of the Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2, File No. 333-178516, filed on July 1, 2014)
(n)(2)	Report of independent registered public accounting firm on Financial Statement Schedule (Incorporated by reference to exhibit (n)(2) of the Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-2, File No. 333-178516, filed on July 1, 2014)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to exhibit (r)(1) of the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)
(r)(2)	Code of Ethics of Horizon Technology Finance Management LLC (Incorporated by reference to exhibit (r)(2) of the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2, File No. 333-165570, filed on July 19, 2010)

Exhibit No.	Description
(s)(1)	Form of prospectus supplement for Common Stock Offerings (Incorporated by reference to Exhibit (s)(1) of the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)
(s)(2)	Form of prospectus supplement for Preferred Stock Offerings (Incorporated by reference to Exhibit (s)(2) of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(s)(3)	Form of prospectus supplement for Subscription Rights Offerings (Incorporated by reference to Exhibit (s)(3) of the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)
(s)(4)	Form of prospectus supplement for Debt Securities Offerings (Incorporated by reference to Exhibit (s)(4) of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-178516, filed on January 24, 2012)
(s)(5)	Form of prospectus supplement for Warrant Offerings (Incorporated by reference to Exhibit (s)(5) of the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-178516, filed on February 6, 2012)

*	Filed herewith

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fee	$31,076
FINRA filing fee	$27,616
NASDAQ listing fee	$130,000	*
Printing expenses	$100,000	*
Accounting fees and expenses	$200,000	*
Legal fees and expenses	$400,000	*
Miscellaneous fees and expenses	$10,000	*
Total	$898,692	*

*	Estimated for filing purposes.

All of the expenses set forth above shall be borne by the Registrant. However, underwriting discounts and commissions with respect to the shares offered by the selling stockholder will be borne by the selling stockholder.

Item 28. Persons Controlled by or Under Common Control

•	Compass Horizon Funding Company LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant
•	Horizon Credit I LLC, a Delaware limited liability company and wholly owned subsidiary of Compass Horizon Funding Company LLC, which is a wholly owned subsidiary of the Registrant
•	Horizon Credit II LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant
•	Horizon Credit III LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant

•	Longview SBIC GP LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant
•	Longview SBIC LP, a Delaware limited partnership and wholly owned subsidiary of the Registrant
•	Horizon Funding 2013-1 LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant
•	Horizon Funding Trust 2013-1, a Delaware trust and wholly owned subsidiary of the Registrant
•	HPO Assets LLC, a Delaware limited liability company and wholly owned subsidiary of the Registrant

All subsidiaries listed above are included in the Registrant’s consolidated financial statements as of December 31, 2013 and 2014.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s securities as of March 18, 2015:

Title of Class	Number of Record Holders
common stock, $0.001 par value per share	13
7.375% senior notes due 2019	1

Item 30. Indemnification

The information contained under the heading “Description of Common Stock That We May Issue — Limitations of liability and indemnification” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The investment management agreement (the “Investment Management Agreement”) provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Horizon Technology Finance Management LLC (the “Advisor”) and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Advisor’s services under the Investment Management Agreement or otherwise as an investment adviser of the Registrant.

The administration agreement (the “Administration Agreement”) provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Horizon Technology Finance Management LLC (in such capacity, the “Administrator”) and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Each of the underwriting agreement relating to equity securities and the underwriting agreement relating to debt securities (each, an “Underwriting Agreement”) provides that each of the Registrant, the Advisor and the Administrator jointly and severally agrees to indemnify and hold harmless the underwriters listed on Schedule I to the applicable Underwriting Agreement (each an “Underwriter”), its affiliates within the meaning of Rule 405 under the Securities Act, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), against specified liabilities for actions taken in their capacity as such, including liabilities under the Securities Act. The Underwriting Agreement also provides that each Underwriter severally agrees to indemnify and hold harmless the Registrant, its directors, its officers, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against specified liabilities for actions taken in their capacity as such.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which our Advisor and each managing director, director or executive officer of the Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Our Advisor.” Additional information regarding our Advisor and its executive officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-71141), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Horizon Technology Finance Corporation, 312 Farmington Avenue, Farmington, Connecticut 06032;
(2)	the Transfer Agent, Computershare Shareowner Services (formerly known as BNY Mellon Shareowner Services), Newport Office Center VII, 480 Washington Boulevard, Jersey City, New Jersey 07310;
(3)	the Custodian, Bank of America, N.A., 100 West 33rd Street, New York, New York 10001; and
(4)	the Advisor, Horizon Technology Finance Management LLC, 312 Farmington Avenue, Farmington, Connecticut 06032.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	The Registrant hereby undertakes to suspend the offering of its common stock until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10% from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	The Registrant hereby undertakes, in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.
(4)	The Registrant hereby undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this Registration Statement or made in a document incorporated or deemed incorporated by reference into this Registration Statement or prospectus that is part of this Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this Registration Statement or prospectus that was part of this Registration Statement or made in any such document immediately prior to such date of first use; and
(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(5)	The Registrant hereby undertakes:
(a)	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington, in State of Connecticut, on the 24th day of March, 2015.

HORIZON TECHNOLOGY FINANCE
CORPORATION

By:	/s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on March 24, 2015.

Name	Title
/s/ Robert D. Pomeroy, Jr. Robert D. Pomeroy, Jr.	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
* Christopher M. Mathieu	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Gerald A. Michaud	President and Director
* James J. Bottiglieri	Director
* Edmund V. Mahoney	Director
* Elaine A. Sarsynski	Director
* Christopher B. Woodward	Director
*By: /s/ Robert D. Pomeroy, Jr. Name: Robert D. Pomeroy, Jr. Title: Attorney-in-fact